Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
Blount International, Inc.

 (Thousands of Dollars)

	Six Months Ended	Year Ended December 31,
	June 30, 2010	2009	2008	2007	2006	2005

EARNINGS:

Earnings Before Income Taxes	31,618	31,933	63,588	48,173	46,391	53,958

Interest Expense, Including Amortization of Debt Issuance Costs
	12,926	24,707	27,094	33,066	35,782	37,329

Interest Portion of Fixed Rent (1)	216	431	439	393	505	394

Undistributed Earnings of Unconsolidated Subsidiaries	-	-	-	-	-	-

Earnings, as Adjusted	44,760	57,071	91,121	81,632	82,678	91,681

FIXED CHARGES:

Interest Expense, Including Amortization of Debt Issuance Costs
	12,926	24,707	27,094	33,066	35,782	37,329

Capitalized Interest	90	292	213	403	303	406

Interest Portion of Fixed Rent (1)	216	431	439	393	505	394

Fixed Charges	13,232	25,430	27,746	33,862	36,590	38,129

Ratio of earnings to fixed charges	3.38	2.24	3.28	2.41	2.26	2.40

There were no dividends paid or accrued during the periods presented.

(1) The Company has included 20% of rent expense on operating leases. Management believes that 20% represents an appropriate implied interest factor for the Company's operating leases.